ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	BOND NUMBER
Madison Investment Advisors, Inc.	91130105B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
November 1, 2006	December 15, 2005 to December 15, 2006	/S/ Elliot Golden

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Mosaic Government Money Market Trust

is changed to:

                    Madison Mosaic Government Money Market Trust

Mosaic Equity Trust, a series trust consisting of:

Mid-Cap Fund

Investors Fund

Balanced Fund

Foresight Fund

Madison Institutional Equity Option Fund

is changed to:

Madison Mosaic Equity Trust, a series trust consisting of:

Mid-Cap Fund

Investors Fund

Balanced Fund

Foresight Fund

Madison Institutional Equity Option Fund

Mosaic Income Trust, a series trust consisting of:

Mosaic Intermediate Income Fund

Mosaic Government Fund

Mosaic Institutional Bond Fund

is changed to:

Madison Mosaic Income Trust, a series trust consisting of:

Madison Mosaic Intermediate Income Fund

Madison Mosaic Government Fund

Madison Mosaic Institutional Bond Fund

Mosaic Tax-Free Trust, a series trust consisting of:

o Tax-FreeNational Fund

o Virginia Fund

o Arizona Fund

o Missouri Fund

is changed to:

Madison Mosaic Tax-Free Trust, a series trust consisting of:

o Tax-FreeNational Fund

o Virginia Fund

o Arizona Fund

o Missouri Fund